UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

-------------------------

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Jamba, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

47023A 10 1

(CUSIP Number)

Steven M. Spurlock

Benchmark Capital

2480 Sand Hill Road, Suite 200
Menlo Park, California 94025 (650) 854-8180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Sean Caplice, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP

155 Constitution Dr.

Menlo Park, CA  94025

(650) 321-2400

November 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Robert C. Kagle (“Kagle”)
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3. SEC USE ONLY
4. SOURCE OF FUNDS PF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6. CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 1,190,271 shares, of which 1,111,111 are held directly by Kagle and 79,160 are issuable upon the conversion of warrants held directly by Kagle.

8.

SHARED VOTING POWER

2,314,658 shares, of which 2,222,222 are held directly by Benchmark Capital Partners IV, L.P., as nominee (“BCP IV”); of which 11,832 are issuable upon the conversion of warrants held directly by Benchmark Capital Partners, L.P. (“BCP”); of which 1,444 are issuable upon the conversion of warrants held directly by Benchmark Founders’ Fund, L.P. (“BFF”); and of which 79,160 are issuable upon the conversion of warrants held directly by Technology Venture Investors-IV L.P., as nominee for Technology Venture Investors-4, L.P., TVI Partners-4, L.P. and TVI Affiliates-4, L.P. (“TVI”). Kagle is a member or a managing member of each entity that serves as the general partner to BCP IV, BCP, BFF and TVI, and Kagle may be deemed to have shared power to vote these shares.

9. SOLE DISPOSITIVE POWER 1,190,271 shares, of which 1,111,111 are held directly by Kagle and 79,160 are issuable upon the conversion of warrants held directly by Kagle.

10.

SHARED DISPOSITIVE POWER

2,314,658 shares, of which 2,222,222 are held directly by Benchmark Capital Partners IV, L.P., as nominee (“BCP IV”); of which 11,832 are issuable upon the conversion of warrants held directly by Benchmark Capital Partners, L.P. (“BCP”); of which 1,444 are issuable upon the conversion of warrants held directly by Benchmark Founders’ Fund, L.P. (“BFF”); and of which 79,160 are issuable upon the conversion of warrants held directly by Technology Venture Investors-IV L.P., as nominee for Technology Venture Investors-4, L.P., TVI Partners-4, L.P. and TVI Affiliates-4, L.P. (“TVI”). Kagle is a member or a managing member of each entity that serves as the general partner to BCP IV, BCP, BFF and TVI, and Kagle may be deemed to have shared power to dispose of these shares.

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,504,929
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%*
14. TYPE OF REPORTING PERSON IN

* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of Jamba, Inc., a Delaware corporation, formerly known as Services Acquisition Corp. International (the “Company”).  This Schedule 13D is being filed on behalf of the Robert C. Kagle.

ITEM 1.

SECURITY AND ISSUER.

The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at 1700 17th Street, San Francisco, California 94103.

ITEM 2.

IDENTITY AND BACKGROUND.

(a)

This Schedule is filed by Robert C. Kagle (“Kagle”).

(b)

The business address of Kagle is c/o Benchmark Capital, 2480 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(c)

The principal business and occupation of Kagle is venture capitalist.

(d)

Kagle has not been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, Kagle has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Kagle is a U.S. citizen.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As of November 28, 2006, Kagle entered into a Securities Purchase Agreement with the Company and certain other investors (the “Purchase Agreement”), the form of which is listed as Exhibit A hereto, in connection with a private placement of securities by the Company at a price of $7.50 per share. As contemplated by the Purchase Agreement, the Company issued 1,111,111 shares of common stock directly to Kagle. In addition, the Company issued 2,222,222 shares of common stock directly to Benchmark Capital Partners IV, L.P., as nominee (“BCP IV”).

The source of the funds for the acquisition of the Common Stock purchased by Kagle pursuant to the Purchase Agreement was from his personal funds. The source of the funds for the acquisition of the Common Stock purchased by BCP IV pursuant to the Purchase Agreement was from working capital.  No part of the purchase price was borrowed by Kagle or BCP IV for the purpose of acquiring such securities.

Prior to the merger (the “Merger”) of Services Acquisition Corp. International (“SACI”) with Jamba Juice Company, a California corporation (as more fully described in the Schedule 14A filed with the Commission by the Company November 11, 2006, and incorporated herein by reference), Kagle, Benchmark Capital Partners, L.P. (“BCP”), Benchmark Founders’ Fund, L.P. (“BFF”), and Technology Venture Investors-IV L.P., as nominee for Technology Venture Investors-4, L.P., TVI Partners-4, L.P. and TVI Affiliates-4, L.P. (“TVI”) acquired warrants to purchase common stock of SACI. Following the Merger, these warrants were converted into warrants to purchase Common Stock at a per share price of $4.26.  Consequently, Kagle holds warrants that may convert, at his option, into 79,160 shares of Common Stock; BCP holds warrants that may convert, at its option, into 11,832 shares of Common Stock; BFF holds warrants that may convert, at its option, into 1,444 shares of Common Stock; and TVI holds warrants that may convert, at its option, into 79,160 shares of Common Stock.

The source of the funds for the acquisition of the original warrants purchased by Kagle from SACI was from his personal funds. The source of the funds for the acquisition of the original warrants purchased by each of BCP, BFF and TVI was from their respective working capital.  No part of the purchase price was borrowed by Kagle, BCP, BFF or TVI for the purpose of acquiring such warrants.

This Item 3 (and the other Items of this statement) do not provide a complete description of the Purchase Agreement and each such description is qualified in its entirety by reference to the agreement, the form of which is listed as Exhibit A hereto.

ITEM  4.

 PURPOSE OF TRANSACTION.

Kagle holds the securities described in Item 5 of this statement for investment purposes only. In addition, BCP IV, BCP, BFF and TVI each hold the securities described in Item 5 for investment purposes only.

Depending on prevailing market, economic and other conditions, each of Kagle, BCP IV, BCP, BFF and TVI may from time to time acquire additional shares of the capital stock of the Company or engage in discussions with the Company concerning further acquisitions of shares of the capital stock of the Company or further investments in the Company.  Likewise, each of Kagle, BCP IV, BCP, BFF and TVI may from time to time elect to sell or otherwise dispose of their respective holdings in the Company. The Company is in the process of preparing a Registration Statement on Form S-3 (the “S-3”) for the benefit of the Purchase Agreement investors, and Kagle, BCP IV, BCP, BFF and TVI may elect to sell, or permit their respective beneficial owners, as applicable, to sell, share of common stock of the Company under the S-3.

Each of Kagle, BCP IV, BCP, BFF and TVI intends to review its respective investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company and the Company’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Company.

Kagle and BCP IV entered into the Purchase Agreement pursuant to which the Company agreed to issue and sell, and each of Kagle and BCP IV agreed to purchase, the number of shares of common stock all as described in Item 3 above.  Such issuance and sale to Kagle and BCP IV was part of the aggregate issuance of 30,879,999 shares of common stock of the Company at $7.50 per share in a private placement financing for the purpose of raising gross proceeds of approximately $231,600,000, and net proceeds of approximately $224,850,000 after the payment of financing fees, substantially all of which is to be used as a portion of the consideration required for the Merger.

As a condition to the closing under the Purchase Agreement, the Company was obligated to conduct and approve file the merger with Jamba Juice Company, a California corporation, pursuant to the Agreement and Plan of Merger, dated as of March 10, 2006 (as amended), by and among SACI, JJC Acquisition Company, SACI’s wholly-owned subsidiary, and Jamba Juice Company, and the transactions contemplated thereby, whereby SACI would acquire all of the outstanding securities of Jamba Juice Company and Jamba Juice Company will become a wholly-owned subsidiary of SACI. Such Agreement and Plan of Merger is filed as Annex A to the Schedule 14A filed with the Commission by the Company November 11, 2006, and incorporated herein by reference.  The Merger required SACI stockholders to approve the adoption of the SACI 2006 Employee, Director and Consultant Stock Plan pursuant to which SACI will reserve up to 5,000,000 shares of common stock for issuance pursuant thereto. Also, prior to selling shares under the Purchase Agreement, the stockholders of the Company approved an amendment to the Company’s certificate of incorporation to approve an amendment to SACI’s amended and restated certificate of incorporation, or certificate of incorporation, to (i) increase the number of authorized shares of common stock from 70,000,000 shares to 150,000,000 shares, which, when taking into account the number of preferred shares currently authorized, would result in an increase of the total number of authorized shares of capital stock from 71,000,000 to 151,000,000 and (ii) change SACI’s name from ‘‘Services Acquisition Corp. International’’ to ‘‘Jamba, Inc.”

The foregoing summary of the Purchase Agreement, the Merger and their related transactions is qualified in its entirety by reference to the Purchase Agreement and the Agreement and Plan of Merger, listed as Exhibits A and B hereto, respectively, and incorporated herein by reference, and the Schedule 14A filed with the Commission by the Company on November 11, 2006.

Except as set forth above in this statement, the reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary  corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

 (a) and (b)

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Person is based upon 51,879,999 shares of common stock outstanding as of November 28, 2006, as reported by the Company in the Schedule 14A filed with the Commission by the Company on November 11, 2006 (which includes the 30,879,999 shares sold under the Purchase Agreement) , plus 171,596 shares of common stock of the Company issuable upon the exercise and conversion of the warrants held by Kagle, BCP, BFF and TVI.

Amounts shown as beneficially owned by Kagle include (i) 1,111,111 shares held directly by Kagle, (ii) 79,160 shares issuable upon the conversion of warrants held directly by Kagle, (iii) 2,222,222 shares held directly by BCP IV, (iv) 11,832 shares issuable upon the conversion of warrants held directly by BCP, (v) 1,444 shares issuable upon the conversion of warrants held directly by BFF, and (vi) 79,160 shares issuable upon the conversion of warrants held directly by TVI. By virtue of the relationship described in Item 8 and 10 of the cover sheet for Kagle, Kagle may be deemed to share indirect beneficial ownership of the Common Stock and other securities of the Company directly owned by BCP IV, BCP, BFF and TVI, but Kagle hereby disclaims any such beneficial ownership of such securities except to the extent of his pecuniary interest therein.

Please see Items 7, 8, 9, 10, 11, and 13 of the cover sheet for the Reporting Person.

(c)

Except as set forth in Item 4 above, the Reporting Person has not effected any transaction in the common stock of the Company during the past 60 days.

(d)

Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Purchase Agreement was entered into effective as of November 28, 2006.  Certain terms and conditions of the Purchase Agreement are described in Items 3 - 5 above.

Kagle is a director of the Company.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A

Securities Purchase Agreement (filed as Annex B to the Schedule 14A filed with the Commission by the Company November 11, 2006, and incorporated herein by reference).

Exhibit B

Agreement and Plan of Merger (filed as Annex A to the Schedule 14A filed with the Commission by the Company November 11, 2006, and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 5, 2006

ROBERT C. KAGLE

/s/ Robert C. Kagle

INDEX TO EXHIBITS

EXHIBIT A	Securities Purchase Agreement (filed as Annex B to the Schedule 14A filed with the Commission by the Company November 11, 2006, and incorporated herein by reference).
EXHIBIT B	Agreement and Plan of Merger (filed as Annex A to the Schedule 14A filed with the Commission by the Company November 11, 2006, and incorporated herein by reference).